

RECEIVED
2005 JUN 23 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE





05009220

June 22, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames: Agricore United

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - June 17, 2005 - (Press Release – Agricore United Welcomes Review of CWB Elections)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



AGRICORE UNITED WELCOMES REVIEW OF CWB ELECTIONS

June 17, 2005 (Winnipeg) – Agricore United welcomes today's announcement, by the Minister Responsible for the Canadian Wheat Board, of a broad review of the CWB's electoral procedures.

"We are concerned about how representative the current process is," says Wayne Drul, Chair of Agricore United. "This concern largely stems from the declining voter turnout. "We applaud Minister Alcock for initiating this review."

Earlier today Minister Alcock announced a review panel consisting of:

- Cecilia Olver of Corning, Saskatchewan;
- Greg Porozni of Vegreville, Alberta; and
- David Rolfe of Elgin, Manitoba.

The panel will be advised by Janice Baker, the former Chief Electoral Officer for Saskatchewan.

"A broad scope for the review combined with the tight time frame for the panel's work will allow meaningful recommendations to be brought forward in time for the 2006 elections," says Drul. "Again we support Minister Alcock in these announcements."

"However, Agricore United calls upon the Minister and the CWB to address other areas of concern with the current CWB structure. A broad review of the CWB's mandate and its role within the industry is necessary," continues Drul. For example, Drul notes that Canada should be developing a strategic plan to address the changes coming as a result of a World Trade Organization agreement.

"The grain industry, including farmers and grain handlers, must have an arbitration process to resolve costly disputes," says Drul. "These are but two additional areas that should be given attention."

"We need to build an environment that fosters investment and innovation in Canada's grains, oilseed, and special crops industry. We are committed to enhancing the global competitiveness of western Canadian grain marketing," concluded Drul.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For further information please contact:

Cam Dahl
Government Relations and Policy Development Officer
204-954-1122
cdahl@agricoreunited.com